                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of January 2003

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------

                   SIERRA WIRELESS, INC., A CANADA CORPORATION
              -----------------------------------------------------
                  (Translation of registrant's name in English)

                               13811 Wireless Way
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-231-1100


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

      Form 20-F                        40-F  X
               -----                       -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            Yes:                         No:  X
                -----                       -----

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR:  Sierra Wireless, Inc.

TSX:  SW
Nasdaq:  SWIR

January 30, 2003

Sierra Wireless Reports Fourth Quarter and Fiscal Year 2002 Results

VANCOUVER, BRITISH COLUMBIA - Sierra Wireless (NASDAQ: SWIR, TSX: SW) is reporting better than expected fourth quarter results, including revenue of $22.5 million, a profit of $1.3 million and positive cash flow.

"We are pleased to report further growth and continued profitability for the fourth quarter, a gratifying end to a most difficult year. Sales of our newer 2.5G products in North America, Europe, and the Asia-Pacific region were among the highlights of the quarter", said David Sutcliffe, Chairman and Chief Executive Officer. "Looking to the year ahead, we expect overall economic and industry conditions to continue to be challenging. Our business operating premise is profitable growth and our priorities remain expansion of our distribution channels, sell through to end customers and investment for future growth."

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles. The information provided below, where described as adjusted, excludes amounts described under the heading "Summary of Adjustments". The effect on net profit of these items is a $0.2 million positive contribution to the fourth quarter.

Results for the fourth quarter of 2002, relative to company guidance provided on October 22, 2002:

     Fourth quarter adjusted revenue for 2002 of $22.2 million exceeded our guidance range of $20.0 to $22.0 million. Our adjusted net earnings of $1.1 million, or adjusted diluted earnings per share of $0.06, were better than our guidance of net earnings of approximately $0.5 to $1.0 million, or diluted earnings per share of $0.03 to $0.06.

Results for the fourth quarter of 2002, compared to the third quarter of 2002:

     Our adjusted revenue for the three months ended December 31, 2002 amounted to $22.2 million, compared to $20.1 million in the third quarter, an increase of 11%. Revenue grew as a result of increasing 2.5G AirCard sales in North America, Europe, and the Asia-Pacific region.

     Adjusted gross margins were $8.1 million, or 36%, compared to $7.3 million in the third quarter, or 36%. Gross margins remained stable compared to the previous quarter on a percentage basis.

     Adjusted operating expenses were $7.0 million, compared to $6.8 million in the previous quarter. This increase reflects the variable costs related to increased sales as well as an increase in insurance premiums. Our adjusted gross research and development investments were $2.6 million, compared to $3.6 million in the third quarter.

     Our adjusted net earnings were $1.1 million for the three months ended December 31, 2002, compared to $0.5 million for the three months ended September 30, 2002. Our adjusted diluted earnings per share were $0.06 for the three months ended December 31, 2002, compared to $0.03 for the three months ended September 30, 2002.

Results for the 2002 fiscal year:

     Revenue for the year ended December 31, 2002 amounted to $77.1 million and gross margin was $8.0 million. Adjusted revenue for the year ended December 31, 2002 amounted to $73.4 million and adjusted gross margin, excluding restructuring and other charges of $20.8 million, was $25.1 million, or 34%. Adjusted operating expenses were $31.6 million, excluding restructuring and other charges of $12.9 million and the settlement related to Metricom of $1.8 million. Our net loss was $41.7 million and our loss per share was $2.56. Our adjusted net loss, excluding restructuring and other charges of $37.7 million and the $1.8 million Metricom settlement, was $5.8 million, or an adjusted loss per share of $0.35.

Summary of Adjustments

During the fourth quarter, we revised our estimates of restructuring and other costs and recorded an additional net write down of inventory of $1.9 million and a net recovery of $0.3 million related primarily to fixed assets. The additional write down of inventory reflected a more rapid than expected decline in demand for CDPD products. In addition, we have settled with the reorganized debtor of Metricom and recorded a recovery of $1.8 million. The net effect of these items is a $0.2 million positive contribution to fourth quarter net profits. We have reclassified certain of the figures presented for comparison purposes to conform to the financial statements presentation that we adopted as of the fourth quarter of 2002 for certain research and development funding arrangements. We now record certain research and development funding arrangements as revenue rather than as operating expense relief and the effect in the fourth quarter of this change is to increase each of revenue, gross margin, and net research and development expense by $0.3 million and to leave net profits unchanged.

Fourth Quarter Highlights Included:

     o    Progress on products for CDMA 1xRTT networks and channels included:

          o Verizon Wireless' Express Network(SM) and Sierra Wireless's AirCard(R) 555 were honored with Network World's "Best of the Tests" Award in the Cool Tools Hardware category.

          o Together with Citrix Systems, Inc., Ingram Micro Inc., and Sprint, we announced a bundled enterprise wireless data solution, which includes the PCS Connection Card by Sierra Wireless (AirCard 550), to be sold through the PCS Business SolutionsSM Program.

          o Together with Sprint, we announced the availability of a high-speed wireless PC Card. The PCS Connection Card(TM) by Sierra Wireless (AirCard 550) is designed to wirelessly enable laptops and handhelds via the enhanced Sprint Nationwide PCS Network.

          o Global Wireless Data will distribute the Sierra Wireless AirCard 555, with service on Verizon Wireless' high-speed data network, to systems integrators, value-added resellers, agents, and dealers across the United States.

          o Lucent Technologies publicly demonstrated seamless handoffs of wireless data calls from a wireless local area network to a third-generation CDMA2000(TM) 1xEV/DO network. The demonstrations, utilizing a prototype Sierra Wireless AirCard, showed laptop data calls being switched between these two types of wireless access networks with no interruption in service.

     o    Progress on products for GSM/GPRS networks and channels included:

          o T-Mobile USA, Inc., a provider of wireless voice and data solutions for the enterprise, expanded its business product portfolio to include the global-ready Sierra Wireless AirCard
               750. The announcement represents the first U.S. release of the Sierra Wireless AirCard 750.

          o We launched the AirCard 750 GSM/GPRS Wireless PC Card Modem with KPN Mobile who will offer the Sierra Wireless AirCard 750, with added voice functionality, to markets in the Netherlands.

          o Together with Check Point Software Technologies and T-Mobile USA, we will deliver secure wireless data solutions to the enterprise market. The solution combines Check Point's VPN-1(R)/ FireWall-1(R) and the Sierra Wireless AirCard 750 running on T-Mobile's GSM/GPRS network.

          o We signed a distribution agreement with Multicap to distribute the AirCard 750 GSM/GPRS wireless network card to the European marketplace including Belgium, the Netherlands, and Luxemburg.

     o    Other Developments

          o We signed a North American distribution agreement with Tech Data to distribute Sierra Wireless AirCard products including the AirCard 500 series, operating on high-speed CDMA2000 1X networks and the AirCard 700 series, designed for use with global GSM/GPRS networks.

          o The WirelessReady(TM) Alliance, founded by us in 1998, held its 4th annual partner conference with leaders from the wireless industry including Citrix, Hewlett Packard, Microsoft, Qualcomm, and Toshiba.

          o Our Board of Directors appointed Peter Ciceri as Lead Independent Director. In this capacity, Mr. Ciceri will be providing leadership to enhance board effectiveness, managing the board and acting as liaison between the board and management.

Financial Guidance

For the first quarter ending March 31, 2003, we are providing the following guidance reflecting our current business indicators and expectations. Inherent in this guidance is higher than normal risk resulting from uncertainty associated with timing of volume shipments to channels and with the rate of end customer adoption of newer products. We expect revenue to be between $19.0 and $20.0 million, reflecting expected seasonal demand and lower sales of CDPD products. We expect gross margin on a percentage basis to improve to approximately 38%. We expect operating expenses to be approximately $7.1 million, reflecting our continued investment for future growth. We expect net earnings of between $0.1 and $0.3 million and diluted earnings per share between $0.01 and $0.02 per share. We expect cash flow to be neutral for the quarter.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless, Inc. is a leading provider of wireless data communications products. Sierra Wireless develops and markets wireless PC Cards for portable computers, OEM modules for embedded applications, and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady(TM) Alliance, an alliance of industry-leading hardware, software, and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its web site at www.sierrawireless.com.

"AirCard" is a registered trademark of Sierra Wireless, Inc. All other trademarks or service marks in this news release are the trademarks or service marks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on January 30, 2003 at 2:30 PM PST, 5:30 PM EST. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-800-446-4472

Should you be unable to participate, Instant Replay will be available for 72 hours following the conference call by dialing:

1-888-509-0081

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: www.sierrawireless.com
Email: roberts@sierrawireless.com
INDUSTRY: CMT
SUBJECT: ERN

                             SIERRA WIRELESS, INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
  (Expressed in thousands of United States dollars, except per share amounts)
          (Prepared in accordance with United States generally accepted accounting principles (GAAP))


                                                                        THREE MONTHS ENDED              YEARS ENDED
                                                                            DECEMBER 31,                DECEMBER 31,
                                                                      ----------------------      -----------------------
                                                                         2002        2001            2002         2001
                                                                      ----------   ---------      ----------    ----------
                                                                            (UNAUDITED)                  (AUDITED)

Revenue............................................................... $  22,507    $   8,773      $  77,130    $  62,348
Cost of goods sold....................................................    15,947        5,254         69,132       47,035
                                                                       ---------    ---------      ---------    ---------
Gross margin..........................................................     6,560        3,519          7,998       15,313
                                                                       ---------    ---------      ---------    ---------

Expenses:
  Sales and marketing.................................................     3,133        2,702         11,564       12,726
  Research and development, net ......................................     2,263        4,658         14,896       16,902
  Administration......................................................      (444)       1,900          4,708       10,460
  Restructuring and other charges ....................................      (224)         --          12,869           --
  Amortization........................................................       555          492          2,331        2,084
                                                                       ---------    ---------      ---------    ---------
                                                                           5,283        9,752         46,368       42,172
                                                                       ---------    ---------      ---------    ---------
Earnings (loss) from operations.......................................     1,277       (6,233)       (38,370)     (26,859)

Other income..........................................................        61          273            170        2,317
                                                                       ---------    ---------      ---------    ---------
Earnings (loss) before income taxes...................................     1,338       (5,960)       (38,200)     (24,542)
Income tax expense (recovery).........................................        30         (798)         3,463         (273)
                                                                       ---------    ---------      ---------    ---------
Net earnings (loss)...................................................     1,308       (5,162)       (41,663)     (24,269)
Deficit, beginning of period..........................................   (74,872)     (26,739)       (31,901)      (7,632)
                                                                       ---------    ---------      ---------    ---------
Deficit, end of period................................................ $ (73,564)   $ (31,901)     $ (73,564)   $ (31,901)
                                                                       =========    =========      =========    =========

Earnings (loss) per share for the period:
  Basic............................................................... $    0.08    $   (0.32)     $   (2.56)   $   (1.50)
  Diluted............................................................. $    0.08    $   (0.32)     $   (2.56)   $   (1.50)
                                                                       =========    =========      =========    =========

Weighted average number of shares (in thousands)
  Basic...............................................................    16,334       16,173         16,304       16,129
  Diluted.............................................................    16,733       16,173         16,304       16,129
                                                                       =========    =========      =========    =========

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)
                                    (Audited)

                                                                                                    DECEMBER 31,
                                                                                              ----------------------
                                                                                                 2002        2001
                                                                                              ---------   ----------
ASSETS
Current assets:
  Cash and cash equivalents.................................................................  $  34,841   $   12,085
  Short-term investments....................................................................         --       31,879
  Accounts receivable.......................................................................     13,865       10,504
  Inventories ..............................................................................      6,673       25,591
  Deferred income taxes.....................................................................         --          224
  Prepaid expenses..........................................................................        864        1,180
                                                                                              ---------   ----------
                                                                                                 56,243       81,463

Fixed assets................................................................................      7,198       14,694
Deferred income taxes.......................................................................        500        4,030
Intangible assets...........................................................................      6,907       10,054
Other.......................................................................................        241          483
                                                                                              ---------   ----------
                                                                                              $  71,089   $  110,724
                                                                                              =========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................................................  $   3,017   $    4,356
  Accrued liabilities.......................................................................     12,431       12,555
  Deferred revenue and credits..............................................................        297        1,050
  Current portion of long-term liabilities..................................................      2,803          341
  Current portion of obligations under capital lease........................................        831          947
                                                                                              ---------   ----------
                                                                                                 19,379       19,249

Long-term liabilities.......................................................................      2,896          671
Obligations under capital lease.............................................................         60          761
Shareholders' equity:
  Share capital.............................................................................    123,047      122,673
  Deficit...................................................................................    (73,564)     (31,901)
  Accumulated other comprehensive income
     Cumulative translation adjustments.....................................................       (729)        (729)
                                                                                              ----------  ----------
                                                                                                 48,754       90,043
                                                                                              ---------   ----------
                                                                                              $  71,089   $  110,724
                                                                                              =========   ==========

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                         THREE MONTHS ENDED              YEARS ENDED
                                                                            DECEMBER 31,                 DECEMBER 31,
                                                                      -----------------------      ----------------------
                                                                         2002         2001           2002         2001
                                                                      ---------     ---------      ---------    ---------
                                                                            (UNAUDITED)                  (AUDITED)

Cash flows from operating activities:
  Net earnings (loss) for the period................................. $   1,308     $  (5,162)     $ (41,663)   $ (24,269)
  Adjustments to reconcile net earnings (loss) to net
     cash provided by operating activities
     Amortization....................................................     1,358         1,808          6,788        6,661
     Non-cash restructuring and other charges........................     2,688            --         28,593           --
     Loss on disposal................................................       475            --            597           --
     Deferred income taxes...........................................        --          (151)         3,754          (15)
     Accrued warrants................................................        97           101            481          671
  Changes in operating assets and liabilities
     Accounts receivable.............................................      (502)        6,034         (3,361)      12,084
     Inventories.....................................................      (740)       (5,696)         2,517      (13,031)
     Prepaid expenses................................................      (467)         (302)           159           59
     Accounts payable................................................    (1,038)         (515)        (1,339)      (6,945)
     Accrued liabilities.............................................      (570)        5,026           (463)       3,420
     Deferred revenue................................................       (21)          450           (753)         300
                                                                      ---------     ---------      ---------    ---------
  Net cash provided by (used in) operating activities................     2,588         1,593         (4,690)     (21,065)

Cash flows from investing activities:
     Proceeds on disposal............................................       307            --            338           --
     Purchase of fixed assets........................................      (235)         (597)        (2,219)     (10,523)
     Increase in intangible assets...................................      (428)       (1,194)        (1,431)      (3,328)
     Increase in other assets........................................        --            --             --         (143)
     Purchase of short-term investments..............................        --       (14,965)       (14,662)     (69,411)
     Proceeds on maturity of short-term investments..................     6,008        19,966         46,541      109,676
                                                                      ---------     ---------      ---------    ---------
  Net cash provided by investing activities..........................     5,652         3,210         28,567       26,271

Cash flows from financing activities:
     Issue of common shares..........................................        28           110            374          499
     Increase in long-term liabilities...............................        --            --             --          255
     Repayment of long-term liabilities..............................      (285)         (135)        (1,495)        (766)
                                                                      ---------     ---------      ---------    ---------
  Net cash used in financing activities..............................      (257)          (25)        (1,121)         (12)
                                                                      ---------     ---------      ---------    ---------

Net increase in cash and cash equivalents............................     7,983         4,778         22,756        5,194
Cash and cash equivalents, beginning of period.......................    26,858         7,307         12,085        6,891
                                                                      ---------     ---------      ---------    ---------
Cash and cash equivalents, end of period..............................$  34,841     $  12,085      $  34,841    $  12,085
                                                                      =========     =========      =========    =========

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Sierra Wireless, Inc.

                                    By:  /s/  PETER W. ROBERTS
                                       -----------------------------------
                                       Peter W. Roberts, Chief Financial Officer

Date: February 4, 2003


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